FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2006.

The Toronto-Dominion Bank

(Translation of registrant's name into English)

c/o General Counsel’s Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: March 14, 2006	By:	/s/ Rasha El Sissi
		Name:	Rasha El Sissi
		Title:	Associate Vice President, Legal

TD BANK FINANCIAL GROUP MAILS OFFER TO SHAREHOLDERS OF VFC

Toronto, March 13, 2006 - TD Bank Financial Group (TDBFG) and VFC Inc. (VFC) today announced that TDBFG’s offer to acquire all of the common shares of VFC, and VFC’s accompanying directors’ circular, have been mailed to shareholders of VFC.

Subject to all necessary approvals, TDBFG is offering to acquire all of the common shares of VFC at CDN$19.50 per share in cash or the equivalent of CDN$19.45 of TD common shares and CDN$0.05 in cash for each VFC common share. VFC shareholders will have the right to elect to receive all cash, primarily TD shares or a combination of cash and TD shares.

As described in the VFC directors' circular accompanying the offer, the VFC board of directors is unanimously recommending that VFC shareholders tender their shares to the TDBFG offer.

The offer is open for acceptance until 9:00 p.m., Toronto time, on April 18, 2006 unless extended or withdrawn.

About VFC
With its focus on non-prime automotive purchase financing, VFC Inc. (TSX: VFC) is one of the largest Canadian-owned indirect consumer finance companies in Canada. VFC's loans originate through its network of more than 2,000 pre-qualified automobile dealers connected by a Web-based technology that provides for efficient financing decisions. Founded in 1994, VFC has proven itself as a reliable source of credit to customers and an invaluable business partner to automobile dealers and retail vendors nationwide. Independent analysts value the Canadian non-prime automotive finance market at approximately $4 billion per annum. VFC's shares trade on the Toronto Stock Exchange under the symbol "VFC". For further information, see the company's website at www.vfc.ca.

About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking including TD Canada Trust;
Wealth Management including TD Waterhouse and an investment in TD Ameritrade; Wholesale Banking, including TD Securities; and U.S. Personal and Commercial Banking through TD Banknorth. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on line customers. TD Bank Financial Group had CDN$384 billion in assets, as of January 31, 2006. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

Cautionary statement regarding forward looking information:
This news release includes certain forward looking statements that involve risks and uncertainties. We caution that actual future events will be affected by a number of factors, many of which are beyond our control and therefore may vary substantially from what we currently foresee. We are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in our most recent annual reports and annual information forms filed with the applicable Canadian securities regulatory authorities.

Important Legal Information:
This communication is being made in respect of The Toronto-Dominion Bank's offer to purchase all of the outstanding common shares of VFC Inc. In connection with the offer, The Toronto-Dominion Bank will be filing a registration statement on Form F-8 (containing an Offer to Purchase and Circular and related documents) with the U.S. Securities and Exchange Commission (SEC). The Toronto-Dominion Bank may also file other documents with the SEC in connection with the offer. Securityholders are urged to read the registration statement, and any other relevant documents, carefully because they contain important information. Securityholders may obtain copies of the registration statement and other filings made by The Toronto-Dominion Bank free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by The Toronto-Dominion Bank may be obtained, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations (416) 308-9030.

For more information, contact:
Kelly Milroy
Investor Relations
TD Bank Financial Group
416-944-5422

Christa Poole
Media Relations
TD Bank Financial Group
416-308-0177

Erik de Witte
CFO
VFC Inc.
(416) 645-5010